U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                                 SEC FILE NUMBER
                                                                 1-5555
                                                                 CUSIP NUMBER
                                                                 949476105
[X] Form 10-K

For Period Ended:   Fiscal year ended July 3, 1999

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  related to a portion of the filing checked above,  identify the item(s) to which the notification relates: N/A
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Part 1-Registrant Information

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Full Name of Registrant        Wellco Enterprises, Inc.
                               P. O. Box 188, 150 Westwood Circle
                               ( Address of Principal Executive Office)
                               Waynesville, NC 28786
                               (City, State and Zip Code)

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PART II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)





         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense;
     X   (b)      The  subject  annual  report,  semi-annual  report, transition report on Form 10-K, For 20-F, 11-K or form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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Part III- Narrative

Stated below is the reason why Form 10-Q could not be filed within the prescribed period:

         In late August, the Registrant's Controller, the key member of the Registrant's limited accounting staff, suffered a 100% blockage in one of the two main arteries leading to her brain. This caused her to be hospitalized and absent from work. Her absence significantly delayed preparation of the Registrant's financial statements, and delayed the preparation of data needed by the Registrant's auditors for completion of the audit. This delay could not be eliminated without unreasonable effort or expense.


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Part IV-Other Information

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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification is David Lutz, 828-456- 3545, extension 102.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [ x ] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ x ] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Operating results for the 1999 fiscal year should show a net loss, before other comprehensive income, of $837,000, compared to a net loss, before other comprehensive income, of $337,000 in the 1998 fiscal year. The current year loss includes a pretax charge, first recorded in the third fiscal quarter of the 1999 fiscal year, of $1,077,000 related to the restructure and realignment of certain of the Registrant's manufacturing operations.

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Wellco Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    October 1, 1999                                      By: /s/ David Lutz
                                                      --------------------------
                                                           David Lutz, President





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